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                                  UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                             ATR Search Corporation
                            ------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                       ----------------------------------
                         (Title of Class of Securities)


                                   04962T 104
                                  -----------
                                 (CUSIP Number)


                                February 14, 2002
                              -------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule  13d-l(b)
     [_]  Rule  13d-(c)
     [X]  Rule  13d-l(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.                             13G                       Page  2  of  5


1     NAME  OF  REPORTING  PERSON
      S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

      Robert  L.  Cox


2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*

      (a)     [_]

      (b)     [_]


3     SEC  USE  ONLY


4     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

       United  States


 Number  of                  5   SOLE  VOTING  POWER
 Shares                          1,750,000  shares              9.1%
 Beneficially
 Owned  By                   6   SHARED  VOTING  POWER
 Each
 Reporting                   7   SOLE  DISPOSITIVE  POWER
 Person                          1,750,000  shares              9.1%
 With

                             8   SHARED  DISPOSITIVE  POWER



9     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

      1,750,000  shares


10   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9


12   TYPE  OF  REPORTING  PERSON*
      IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM  1.

     (a)     Name  of  Issuer:     ATR  Search  Corporation

     (b)     Address  of  Issuer's  Principal  Executive  Offices:

                     29  East  31st  Street
                     New  York,  NY  10016

ITEM  2.

     (a)     Name  of  Person  Filing:  Robert  L.  Cox

     (b)     Address of Principal Business Office, or,  if  none,  Residence:

                     29  East  31st  Street
                     New  York,  NY  10016

     (c)     Citizenship:     United  States.

     (d)     Title  of  Class  of  Securities:

             Common  Stock,  $0.001  par  value  per  share.

     (e)     CUSIP  Number:     04962T104


ITEM  3.     IF  THIS  STATEMENT  IS  FILED  PURSUANT  TO  RULE  13D-1(B), OR
             13D-2(B),  CHECK  WHETHER  THE  PERSON  FILING  IS  A:

     (a)     [_]  Broker  or  dealer  registered under section 15 of the Act
                  (15 U.S.C.  78o).

     (b)     [_]  Bank as defined in section 3(a)(6) of the Act
                  (15 U.S.C. 78c).

     (c)     [_]  Insurance  company  as defined in section 3(a)(19) of the Act
                  (15  U.S.C.  78c).

     (d)     [_]  Investment  company  registered  under  section 8 of the
                  Investment Company  Act  of  1940  (15  U.S.C.  80a-8).

     (e)     [_]  An investment adviser in accordance with
                  240.13d-1(b)(1)(ii)(E).

     (f)     [_]  An  employee  benefit  plan  or  endowment fund in accordance with 240.13d-  1(b)(1)(ii)(F).

     (g)     [_]  A parent  holding company  or  control  person in accordance with 240.13d-1(b)(ii)(G).

     (h)     [_]  A  savings  associations  as defined in Section 3(b) of the
                  Federal Deposit  Insurance  Act  (12  U.S.C.  1813).

     (i)     [_]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j)     [_]  Group,  in  accordance  with  240.13d-1(b)(1)(ii)(H)


ITEM  4.     OWNERSHIP.

(a)     Amount  Beneficially  Owned:  1,750,000  shares.
(b)     Percent  of  Class:     9.1%
(c)     Number  of  shares  as  to  which  such  person  has:

      (i) Sole  power  to  vote  or  direct  the  vote:  1,750,000 shares.
     (ii) Shared  power  to  vote  or  direct  the  vote:  N/A.
    (iii) Sole power to dispose or direct the disposition of: 1,750,000 shares
     (iv) Shared  power  to  dispose  or  direct  the  disposition  of:  N/A.



ITEM  5.     OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS

              Not  Applicable.

ITEM  6.     OWNERSHIP  OF  MORE  THAN  FIVE PERCENT ON BEHALF OF ANOTHER PERSON

              Not  Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

              Not  Applicable.

ITEM  8.     IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF  THE  GROUP

              Not  Applicable.

ITEM  9.     NOTICE  OF  DISSOLUTION  OF  GROUP

              Not  Applicable.

ITEM  10.    CERTIFICATION

              Not  Applicable.

     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February  19,  2002


                                        /s/  Robert  L.  Cox
                                        --------------------
                                        Robert  L.  Cox


















ATTENTION:     INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL  VIOLATIONS  (SEE  18  U.S.C.  1001)


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